EXHIBIT 99.1

Osisko Development to Complete Third Deferred Payment Installment in Connection with the Tintic Acquisition; Engages Resource Stock Digest

MONTREAL, May 29, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that, in accordance with the terms of the Company's previously-completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project, located in Utah, U.S.A., (the "Tintic Acquisition"), the Company intends to satisfy the third of five deferred payments (the "Third Deferred Payment") to certain sellers of the Tintic Project (the "Sellers") in common shares of the Company ("Common Shares").

The Third Deferred Payment of US$2,500,000 (or C$3,432,750 based on a USD/CAD exchange rate of 1.3731) is expected to be paid entirely in Common Shares at a deemed price of C$2.5082 per Common Share (based on the 20-day VWAP as of the closing of the market on May 26, 2025), resulting in the issuance of 1,368,610 Common Shares to the Sellers in full satisfaction of the Third Deferred Payment.

The issuance of the Common Shares in satisfaction of the Third Deferred Payment remains subject to the approval of the TSX Venture Exchange (the "Exchange").

For additional details regarding the Tintic Acquisition, please refer to the Company's news releases dated January 25, 2022 (entitled "Osisko Development Announces Proposed Acquisition of Tintic Consolidated Metals") and May 30, 2022 (entitled "Osisko Development Completes Acquisition of Tintic Consolidated Metals, Finalizes Binding Stream Terms and Satisfies Escrow Release Condition For Brokered Subscription Receipt Financing").

Marketing Services Agreement

The Company has entered into a marketing services agreement (the "Agreement") with Resource Stock Digest ("RSD"), a company based out of Texas, effective June 1, 2025, pursuant to which, among other things, RSD has agreed to provide certain promotional services to the Company in accordance with Policy 3.4 – Investor Relations, Promotional and Market-Making Activities of the Exchange.

RSD has been engaged for a 6-month advertising and marketing program for total cash consideration of US$250,000, payable in two equal installments with the first of which due upon receipt of approval of the Agreement by the Exchange. RSD conducts interviews with the Company and produces Company-approved content that is distributed to RSD’s subscriber base and connects issuers to the investment community across North America.

There are no performance factors contained in the Agreement and RSD will not receive common shares or options as compensation. Further, RSD and the Company are arm's length and, at the time of the Agreement, neither RSD nor any of its principals have an interest, directly or indirectly, in the securities of the Company.

The Agreement is subject to the approval of the Exchange. RSD is owned and operated by Gerardo Del Real and Nick Hodge and its contact details are as follows: Gerardo Del Real, 2051 Gattis School Rd, Ste. 540 PMB 176, Round Rock, TX 78664, USA; Email: editor@resourcestockdigest.com; Phone: (844) 334-4700.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the ability and timing of the Company to complete the Third Deferred Payment, to obtain the Exchange's final approval of the issuance of the Common Shares in satisfaction of the Third Deferred Payment and to obtain the Exchange's final approval of the Agreement. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.